EX-99.B-77D(a)


                 WADDELL & REED ADVISORS GLOBAL BOND FUND, INC.

SUB-ITEM 77D(a):    Policies with respect to security investments:

The following information replaces the disclosure regarding the investment strategies of Waddell & Reed Advisors Global Bond Fund, Inc. in the section entitled "The Investment Principles of the Funds--Investment Goals, Principal Strategies and Other Investments."

During normal market conditions, the Fund invests at least 65% of its total assets in issuers of at least three countries, which may include the U.S. The Fund generally limits its holdings so that no more than 30% of its total assets are invested in issuers within a single country outside the U.S. The Fund does not intend to invest more than 25% of its total assets in non-U.S. dollar denominated securities.